                  Filed by The Trust Company of New Jersey Pursuant to Rule 425
                                               under the Securities Act of 1933

                               Subject Company: The Trust Company of New Jersey
                                                  Commission File No. 132-02270
                                                                 March 31, 2004


This filing relates to a proposed merger (the "Merger") of The Trust Company of New Jersey, a New Jersey state-chartered bank ("Trustcompany") and North Fork Bank ("North Fork Bank"), a New York state-chartered bank and a wholly owned subsidiary of North Fork Bancorporation, Inc. ("North Fork") pursuant to the terms of an Agreement and Plan of Merger dated as of December 16, 2003 by and among North Fork, North Fork Bank and Trustcompany.

The following is a letter to stockholders and proxy statement sent by Trustcompany to Trustcompany's stockholders in connection with Trustcompany's 2004 Annual Meeting of Stockholders:

                              (TRUST COMPANY LOGO)
Dear Fellow Shareholders,

     The year 2003 was truly a momentous one for The Trust Company of New Jersey. The year began with great loss and sadness resulting from the death in early January of my father Siggi B. Wilzig, our visionary and robust leader for over 30 years. 2003 continued to be a year unlike any other, marked by a series of extraordinary events. Wall Street firm Ryan, Beck & Co. initiated research coverage of Trustcompany, our institutional shareholder base increased and overall interest in Trustcompany on the "Street" reached new heights. Likewise, our stock price rose 43%, finishing the year at $39.68.

     We forged relationships with many of the commercial real estate and business banking customers we had sought for years and enjoyed simultaneous and unprecedented growth in new retail accounts. Our commercial banking success was relationship driven, a direct dividend of having attracted to our team some very talented and respected commercial lenders. Our strong retail growth was a result of improved product offerings, better marketing and branding of the Trustcompany name than ever before, and the drive and dedication of our retail associates. While I have seen growth and positive results in nearly all of my 18 years with the Bank, I truly believe that 2003 represented a year of momentum and excitement unlike any we've experienced.

     Although our earnings for 2003 were down versus 2002 as a result of a number of significant charges during the year including those related to our pending merger with North Fork Bank, our operating performance improved significantly. Our net interest margin widened by 16 basis points from 2002. A fine showing in and of itself, it is even more impressive given the unusually challenging interest rate environment in 2003 that caused industry-wide margin contraction. The increase in our net interest margin was due to an improved business mix across the board. Our core deposits increased 12.5% and loans were up 11.4% allowing us to decrease our securities and short-term investments by 7.4% and reduce our higher cost time deposits by 8.5%.

     While I lost my great mentor and "Senior Partner" at Trustcompany this past year, I must also recognize how fortunate I am to have discovered a new partner in our immensely bright and driven CFO, Bill Burns. I hired Bill in November of 2002, and your Board enthusiastically appointed him our CFO at the beginning of '03. Bill, in turn, attracted several other highly talented officers to assist us in executing our various successful strategies. He instilled an extremely high level of financial discipline and control, which greatly enhanced what was already a conservatively managed company. I can say now with absolute certainty that bringing Bill on board was one of the very best decisions in my career. Our recently hired General Counsel, Sharon Weiner, and the team she assembled, also aided immeasurably as we continually navigated through new issues and experiences. The planned formation of a holding company and the issues related to the death of our largest shareholder were just two examples of where Sharon added great value and insight. Given all of the changes in the corporate landscape over the last year, the timing of, and benefit derived from, Bill and Sharon's combined talents could simply not have been better.

     On December 16, 2003, we began a new chapter when we signed an agreement to merge with North Fork Bank. I believe that our merger with North Fork represents a "win-win" for our customers and shareholders. We have long believed that, in order for Trustcompany to grow and prosper in the increasingly competitive financial services industry, we had to be able to meet the service needs of our customers where they live and where they work. In the commuter-oriented communities of Northern New Jersey, that meant that we had to expand our reach east of the Hudson River. Late in 2003 we took a small step in that direction, signing a lease to open our first branch in Manhattan. With the merger of Trustcompany and North Fork we will take a giant leap to the east. We currently expect to complete the merger during the second quarter of 2004, subject to the approval and adoption of the merger agreement by our shareholders, obtaining the necessary regulatory approvals and fulfillment of other conditions. Upon completion of the merger, our customers will be able to bank at full service branches from Northern New Jersey throughout New York City and out to the eastern tip of Long Island, as well as in various locations in Rockland and Westchester counties in New York. Further, over the past several years North Fork has launched a number of new and innovative products tailored to fit a diversified customer base. These new offerings will complement and enhance the services currently available to our long-time customers, while attracting new customers for the future.

     John A. Kanas, CEO of North Fork, is committed to preserving North Fork's reputation as an "innovative, customer-friendly organization," while growing North Fork into the preeminent regional bank in the New York metropolitan area and providing shareholders with a consistent return on their investment. We have long shared these commitments, delivering exceptional service to our customers while striving to both enhance our products and services and deliver solid financial performance to our shareholders. This compatibility makes North Fork the perfect partner for us. And with the pending addition of GreenPoint Financial Corp. (a $23 billion, 90 branch New York metropolitan banking institution) to the group, the resulting company will be the leading bank in the New York metropolitan area serving the local market.

     I find it fitting to put some of our collective accomplishments in historical context. In 1970, Wilshire Oil Company, under the leadership of Siggi
B. Wilzig, acquired Trustcompany for less than $8 million. Prior to the announcement of our merger with North Fork, the value of the bank was over $650 million and today the bank is valued at about $800 million. In 1983, when Trustcompany's common stock was spun off from Wilshire Oil, the price for one share of Trustcompany stock was $10.00. During the next 20 years, our stock split three times, totaling 16 for 1. Today, that one share of stock bought in 1983 is worth about $640.00 representing a 6,400% increase and a 23% cumulative annual growth rate.

     It's been immensely gratifying for me to lead Trustcompany during these last few years. The confidence that you and our Board have demonstrated and invested in me is simply humbling.

     I want to take a moment to express my thanks to the people that have made the Trustcompany family a success over the years: to our Board, for their counsel and guidance; to our outstanding management team, for their focus and leadership; to our extraordinary staff, for their hard work and dedication to delivering the very best to our customers; and to you, our shareholders, for your continuous support of Trustcompany.

                                          Sincerely yours,

                                          /s/Alan Wilzig

                                          Chairman, President and CEO

March 31, 2004

                              (TRUST COMPANY LOGO)
                        THE TRUST COMPANY OF NEW JERSEY
                               35 JOURNAL SQUARE
                         JERSEY CITY, NEW JERSEY 07306

                             ---------------------

                 NOTICE OF 2004 ANNUAL MEETING OF SHAREHOLDERS
                           TO BE HELD APRIL 28, 2004

                             ---------------------

     The 2004 annual meeting of shareholders of The Trust Company of New Jersey, or Trustcompany, will be held at the Sheraton Newark Airport Hotel, located at 128 Frontage Road, Newark, New Jersey 07114, on Wednesday, April 28, 2004 at 1:30 p.m., local time for the purpose of electing nine directors to serve on your board of directors, as described in the document accompanying this Notice and transacting any other business that may be properly presented for action at the meeting.

     Your board of directors has fixed the close of business on March 10, 2004 as the record date for determining those shareholders who are entitled to notice of, and to vote at, the meeting or any adjournment or postponement thereof.

     AS YOU KNOW, ON DECEMBER 16, 2003, WE ANNOUNCED THAT WE HAD SIGNED A DEFINITIVE AGREEMENT WITH NORTH FORK BANCORPORATION, INC. PURSUANT TO WHICH WE WOULD MERGE WITH AND INTO NORTH FORK'S SUBSIDIARY BANK, NORTH FORK BANK. THE MERGER REMAINS SUBJECT TO REGULATORY AND SHAREHOLDER APPROVAL. IN THE NEAR FUTURE YOU WILL RECEIVE A PROXY STATEMENT-PROSPECTUS FROM US AND NORTH FORK. AT THAT TIME YOU WILL BE ASKED TO VOTE TO APPROVE AND ADOPT THE AGREEMENT AND PLAN OF MERGER. WE CURRENTLY ANTICIPATE THAT THE SPECIAL MEETING ON THAT PROPOSAL WILL BE HELD DURING MAY 2004.

     A copy of our Annual Report on Form 10-K for the year ended December 31, 2003 is enclosed.

                                          By Order of the Board of Directors,

                                          -s- Sharon V. Weiner
                                          Sharon V. Weiner
                                          Secretary

Jersey City, New Jersey
March 31, 2004

     YOUR VOTE IS IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. WE ENCOURAGE YOU TO VOTE BY PROXY SO THAT YOUR SHARES WILL BE REPRESENTED AND VOTED AT THE MEETING EVEN IF YOU CANNOT ATTEND. PLEASE SIGN AND RETURN YOUR PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED FOR YOUR CONVENIENCE. OF COURSE, YOU MAY VOTE IN PERSON AT THE MEETING IF YOU CHOOSE TO DO SO.

                              (TRUST COMPANY LOGO)
                        THE TRUST COMPANY OF NEW JERSEY

                               35 JOURNAL SQUARE
                         JERSEY CITY, NEW JERSEY 07306

                             ---------------------

                                PROXY STATEMENT
                      2004 ANNUAL MEETING OF SHAREHOLDERS
                                 APRIL 28, 2004

                             ---------------------

     This document and the accompanying proxy card are being mailed to you on or about March 31, 2004 in connection with your board's solicitation of proxies for use at the 2004 annual meeting of shareholders to be held at the Sheraton Newark Airport Hotel, located at 128 Frontage Road, Newark, New Jersey 07114, on Wednesday, April 28, 2004 at 1:30 p.m., local time.

VOTING OF PROXY

     All shares represented by proxies that are properly executed and delivered pursuant to this document (and not revoked before they are exercised) will be voted on all matters that properly come before the meeting for a vote. If your proxy specifies instructions with respect to the matters being voted upon, the proxy holders will act in accordance with your instructions. If no instructions are specified, your shares will be voted (a) "for" the election of the directors and (b) in the discretion of the proxy holders as to any other matters that may properly come before the meeting. Your proxy may be revoked at any time prior to being voted by (1) by sending a written notice to our Secretary in time to be received before the meeting stating that you are revoking your proxy, (2) by completing, signing and dating another proxy card and returning it by mail in time to be received before the meeting, or (3) by attending the meeting, filing a written notice with the secretary of the meeting stating that you are revoking your proxy and voting in person.

     WHETHER OR NOT YOU ATTEND THE ANNUAL MEETING, YOUR VOTE IS IMPORTANT. ACCORDINGLY, REGARDLESS OF THE NUMBER OF SHARES YOU OWN, YOU ARE ASKED TO VOTE PROMPTLY BY SIGNING AND RETURNING THE ACCOMPANYING PROXY CARD. YOUR SHARES CAN ONLY BE VOTED AT THE ANNUAL MEETING IF YOU ARE REPRESENTED BY PROXY OR ARE PRESENT IN PERSON.

SHAREHOLDERS ENTITLED TO VOTE; QUORUM; VOTING PROCEDURES

     Your board has fixed the close of business on March 10, 2004 as the record date for determining the shareholders who are entitled to notice of, and to vote at, the annual meeting. On the record date, there were 18,447,525 shares of our common stock outstanding and entitled to vote at the meeting. Each shareholder of record on the record date is entitled to one vote for each share held.

     The presence of the holders of a majority of our outstanding shares of common stock entitled to vote at the annual meeting is necessary to constitute a quorum. Shares that are present, or represented by a proxy, at the meeting will be counted for quorum purposes regardless of whether the holder of the shares or proxy fails to specify a choice with respect to a particular proposal or whether a broker with discretionary authority fails to exercise its discretionary voting authority with respect to a particular proposal (so called "broker non-votes").

     A plurality of the votes cast is required for the election of directors. This means that the director nominee with the most votes for a particular slot is elected for that slot. Only votes "for" or "withhold authority" affect the outcome. Abstentions and broker non-votes are not counted for purposes of the election of directors. An executed proxy that fails to specify a choice with respect to a proposal will be deemed to have been voted in favor of such proposal.

     If other matters are properly presented at the annual meeting for consideration, the persons named in the proxy will have the discretion to vote on those matters for you. As of the date of this proxy statement, we do not know of any other matters to be raised at the annual meeting.

     YOU WILL RECEIVE A SEPARATE PROXY STATEMENT-PROSPECTUS FROM US AND NORTH FORK TO VOTE TO APPROVE AND ADOPT THE MERGER AGREEMENT PURSUANT TO WHICH WE WILL MERGE WITH AND INTO NORTH FORK BANK. WE CURRENTLY ANTICIPATE THAT THE SPECIAL MEETING ON THAT PROPOSAL WILL BE HELD DURING MAY 2004.

                       PROPOSAL 1: ELECTION OF DIRECTORS

     Your board of directors currently has nine members. Under New Jersey banking law, each director must be elected by the shareholders annually. The members of the board hold office for a term of one year expiring at the next annual meeting of shareholders and until his or her successor has been elected and has qualified. All of the nominees are currently serving as directors of Trustcompany.

     The persons named as proxies in the enclosed proxy card intend to vote "for" the election of the persons listed below, unless you mark your proxy to "withhold authority" with respect to all of the nominees, identify specific nominees that you do not want to vote "for," or otherwise indicate that the proxy holders do not have authority to vote for one or more nominees. Should any of the listed persons withdraw or be unable to serve (which we do not expect) or should any other vacancy on the board of directors occur, it is the intention of the persons named in the enclosed proxy card to vote "for" the election of such persons as may be recommended to your board by the Ethics, Governance and Nominating Committee unless you "withhold authority" with respect to all nominees. If there are no substitute nominees, the size of the board may be reduced.

BOARD OF DIRECTORS

     Directors. The following section sets forth the name, age (as of March 31, 2004), principal occupation or employment and the name and principal business of any corporation or other organization in which such occupation or employment was carried on during the past five years, all positions and offices held by the nominee with us and length of board service of each of the persons nominated for election as a director at the meeting.

     ALAN J. WILZIG joined the board in 1997. Mr. Wilzig, 38, became Chairman of the Board of Trustcompany in January 2003 and President and Chief Executive Officer of Trustcompany in April 2002. Until he assumed his current positions, Mr. Wilzig served Trustcompany as its Senior Vice Chairman of the Board from September 2001 to January 2003 and as Senior Executive Vice President and Chief Operating Officer from 1999 to 2002 and has served in various capacities and positions with Trustcompany since 1987.

     DONALD R. BRENNER joined the board in 1968 and is currently a Vice Chairman of the Board. Mr. Brenner, 67, is Senior Consultant to Metro Management Properties (a real estate management company) and Chairman, Chief Executive Officer and President of Brenner Ridgefield LLC (a real estate investment company).

     LAWRENCE R. CODEY joined the board in 1988 and is currently a Vice Chairman of the Board. Mr. Codey, 59, is retired from Public Service Electric and Gas Company, having served as its President from 1992 to February 2000. Mr. Codey is also a director of New Jersey Resources Corporation and Sealed Air Corporation.

     RICHARD W. KANTER joined the board in 1983. Mr. Kanter, 69, is President of Miller Construction Company.

     MARTIN J. KAPLITT, M.D. joined the board in 1985. Dr. Kaplitt, 65, is a cardiovascular surgeon and Director, President and Chief Executive Officer of Neurologix, Inc. (a bio-tech research and development company).

     MARK KUTSHER joined the board in 1996. Mr. Kutsher, 56, is President of Kutsher's Country Club Corp. (a hotel, recreation and entertainment facility), Kutsher's Realty Co., Inc., and Kutsher's Inc.

     ABRAHAM OSTER joined the board in 2003. Mr. Oster, 57, is the owner of Oster Realty (a real estate development/management company).

     JEROME QUINT, M.D. joined the board in 2000. Dr. Quint, 67, is a general vascular and transplant surgeon; Chairman of Bon Secours Health System-Warwick Campus Division (St. Anthony Community Hospital; Mt. Alverno Center; and Schervier Pavilion) and a New York State Police Surgeon.

     MARION WIESEL joined the board in 1997. Ms. Wiesel, 73, is co-founder and Vice President of The Elie Wiesel Foundation for Humanity (a charitable foundation) and Executive Vice President of Elirion Associates, Inc. (a publishing company).

     Meetings and Committees of the Board of Directors. Your board of directors holds regularly scheduled meetings and meets on other occasions when required by special circumstances. During 2003, the board held a total of 19 meetings. Each of the directors during 2003 attended at least 75% of the aggregate number of meetings of the board of directors and committees thereof on which he or she served during the period of his or her service. In addition to other committees, as of January 1, 2004, we had an Audit and Examination Committee, a Stock Option/Compensation Committee and an Ethics, Governance and Nominating Committee.

     The members of the Audit and Examination Committee, as of January 1, 2004, were Donald R. Brenner, Lawrence R. Codey and Martin J. Kaplitt, all of whom are independent directors within the meaning of SEC and Nasdaq regulations. The board has determined that Mr. Codey constitutes an "audit committee financial expert," as such term is defined by the SEC. For 2003, the principal functions of the Audit and Examination Committee were (1) nominating, selecting, evaluating and, when appropriate, recommending the replacement of, the outside independent auditors, (2) overseeing the internal auditing function and reviewing and approving, at least annually, the programs and procedures thereunder, (3) review of the scope and results of audits by our outside independent auditors, (4) review of examinations performed by bank regulatory agencies and (5) review of financial reports to appropriate state and federal banking agencies. In discharging its responsibilities, the Audit and Examination Committee makes recommendations to senior management and the full board of directors. During 2003, the Audit and Examination Committee held a total of 14 meetings. A copy of the charter of the Audit and Examination Committee is attached to this document as Appendix A.

     The members of the Stock Option/Compensation Committee, as of January 1, 2004, were Donald R. Brenner, Mark Kutsher and Jerome Quint, all of whom are independent directors. For 2003, the principal function of the Stock Option/Compensation Committee was to determine compensation for senior management of Trustcompany and grant stock options to employees pursuant to our stock option plans. During 2003, the Stock Option/Compensation Committee held a total of nine meetings.

     The members of the Ethics, Governance and Nominating Committee, as of January 1, 2004, were Lawrence R. Codey, Mark Kutsher and Marion Wiesel, all of whom are independent directors. For 2003, the principal functions of the Nominating Committee included considering and proposing candidates for election to your board of directors, making recommendations to the full board to fill vacancies in board membership, making recommendations with respect to our corporate governance policies, and overseeing our Code of Conduct and Conflict of Interest Policy, Code of Ethics for Senior Financial Officers and Insider Trading Policy.

     The Nominating Committee will consider director candidates recommended by shareholders. In considering such recommendations, the Nominating Committee will take into consideration the criteria approved by your board from time to time and such other factors as it deems appropriate. These factors may include judgment, skill, diversity, experience with businesses and other organizations of comparable size, the interplay of the candidate's experience with the experience of other board members, and the extent to which the candidate would be a desirable addition to the board and any committees of the board. To have a candidate considered by the Nominating Committee, a shareholder must submit a recommendation in writing and must include the following information:

     - The name of the shareholder and evidence of the person's ownership of our common stock, including the number of shares owned and the length of time of ownership;

     - The name of the candidate, together with a written certification of the candidate (with other documents or information supporting such certification) listing of his or her qualifications to be a director of Trustcompany;

     - A description of any arrangements or understandings between the shareholder and such candidate (or any third party) pursuant to which the nomination is to be made by the shareholder;

     - such other information as would be required to be included in a proxy statement soliciting proxies to elect that person as a director; and

     - the person's consent to be named as a director if selected by the Nominating Committee and nominated by the board.

     The shareholder recommendation and information described above must be sent to our Secretary at The Trust Company of New Jersey, 35 Journal Square, Jersey City, NJ 07306 and must be received (1) with respect to an election to be held at an annual meeting of shareholders, not less than 60 days nor more than 90 days in advance of the anniversary of the date of the notice of meeting mailed to shareholders in connection with the previous year's annual meeting, and (2) with respect to an election to be held at a special meeting of shareholders for the election of directors, not later than the close of business on the seventh day following the day on which notice of such meeting is first given to shareholders.

     During 2003, the Nominating Committee held two meetings. A copy of the charter of the Ethics, Governance and Nominating Committee is attached to this document as Appendix B.

     Attendance at Annual Meetings of Shareholders. We do not have a policy regarding board members' attendance at the annual meeting of shareholders. However, the directors are encouraged to attend such meetings. We currently expect that at least a majority of the directors will attend our annual meeting.

     Shareholder Communications with Directors. Shareholders interested in communicating directly with directors may do so by writing to the Chief Executive Officer, The Trust Company of New Jersey, 35 Journal Square, Jersey City, NJ 07306 and indicating on the correspondence that it is intended for distribution to the board. The Chief Executive Officer will forward all letters received by him for this purpose to the Secretary. The Secretary will forward a copy of all such correspondence to the members of the board.

     Director Compensation. Independent directors receive an annual retainer of $10,000, plus $1,450 per board of directors meeting attended and $250 to $600 for each committee meeting attended, depending on the committee. Each vice chairman, the chairman of the audit and examination committee, and the audit committee's designated financial expert receive a double fee. Mr. Codey receives a retainer of $2,500 per quarter for his service on the Executive Committee of our Board.

     Independent directors may be granted stock options under our 2000 Non-employee Director Stock Option Plan. Each of directors Brenner, Codey, Kanter, Kaplitt, Kutsher, Quint, and Wiesel has been granted options covering 20,000 shares under this plan, 15,000 of which are presently exercisable.

     Options granted under this plan have a term of ten years after the grant date and an exercise price of 100% of the fair market value of our common stock on the grant date, and are 100% exercisable commencing one year after the grant date.

     Stock Option/Compensation Committee Report. The following report regarding executive compensation is provided at the direction of the Stock
Option/Compensation Committee of the board of directors.

     The compensation package for executive officers may consist of base salary, a performance based bonus and annual stock option grants. Base salaries for executive officers in 2003 were based generally on the level of performance, experience, years of service and overall corporate performance. In the case of newly-hired executive officers, greater emphasis was placed on the qualifications and prior experience of such officers. Consideration was given to the relative performance of peer group banks and bank holding companies and the compensation paid to executive officers of such other companies and banks. Consideration was also given to the duties and responsibilities of an individual executive officer with respect to such officer's role in increasing loan volume, profitability of Trustcompany and its growth generally and reducing non-performing assets as a percentage of Trustcompany's overall portfolio.

     After considering the foregoing factors and as part of Trustcompany's strategy to provide a compensation program that is fair and competitive, it was determined to adjust the level of compensation of Trustcompany's executive officers when appropriate to attract and retain highly motivated and experienced individuals, a practice customary in the banking industry.

     The bonus for each executive officer was determined based on the level of performance of the individual executive officer in relation to the goals and factors considered in setting base salary levels and to overall corporate performance. As was the case in the committee's determination of base salary for executive officers, the committee also considered the relative performance of peer group banks and bank holding companies and their pay scales, the officer's ability to manage and improve the performance of the officer's department and such department's contribution to the overall performance of Trustcompany.

     Among the factors considered by the committee in judging corporate performance were the net income of Trustcompany, the amount of dividends paid on Trustcompany's common stock, Trustcompany's earnings per share and the growth of Trustcompany.

     In the case of Mr. Wilzig's base salary ($470,000) and bonus, in addition to the minimum base salary requirement of his employment agreement, the specific factors considered by the committee included Trustcompany's growth over the past two years in the number of its branches and the amount of its deposits and assets without any significant acquisition or merger, the increase in Trustcompany's common stock price, his valuable contributions to business development, increasing loan volume and the success of Trustcompany, his leadership and expertise generally and specifically with respect to Trustcompany's operations, his service and devotion to Trustcompany and his executive and administrative responsibilities to Trustcompany as President and Chief Executive Officer.

     Stock option grants are also determined by Trustcompany's Stock Option/Compensation Committee in a manner intended to foster the continued retention and loyalty of quality Trustcompany employees.

                                          STOCK OPTION/COMPENSATION COMMITTEE:
                                          Donald R. Brenner
                                          Mark Kutsher
                                          Jerome Quint

EXECUTIVE OFFICERS

     The following section sets forth the name, age (as of March 31, 2004), positions held with Trustcompany and a brief biography of each person currently serving as an executive officer of Trustcompany.

     ALAN J. WILZIG, see under "-- Board of Directors" above.

     WILLIAM S. BURNS, 44, has served Trustcompany as its Chief Financial Officer since January 2003 and Executive Vice President since joining Trustcompany in November 2002. Prior to joining Trustcompany,

Mr. Burns was Senior Vice President, Director of Corporate Finance and Investor Relations of The Dime Savings Bank of New York, FSB from 1997 to 2002.

     RAYMOND CATLAW, 54, has served Trustcompany as an Executive Vice President since March 2002. Prior to that time, Mr. Catlaw held the following positions within Trustcompany: First Senior Vice President from February 1999 to March 2002 and Senior Vice President from January 1993 to February 1999.

     STEVEN EICHHORN, 63, has served Trustcompany as an Executive Vice President since February 2000 and as First Senior Vice President from 1993 to January 2000.

     PETER J. O'BRIEN, 70, has served Trustcompany as an Executive Vice President since 1995. Mr. O'Brien has held the following positions within
Trustcompany: Treasurer from 1995 to February 2003 and Secretary from 2000 to April 2002 and July 2002 to February 2003.

     FRANK T. VAN GROFSKI, 59, has served Trustcompany as its Chief Operating Officer since September 2002 and Senior Executive Vice President since April 1997.

     WILLIAM A. WAGNER, 58, has served Trustcompany as an Executive Vice President and Chief Lending Officer since joining Trustcompany in August 2002. Prior to that time, Mr. Wagner served as Senior Credit Officer for Sovereign Bank from 2001 to August 2002; Senior Vice President and Senior Credit Officer for Summit Bank from 2000 to 2001 and President of Navesink Associates, LLC, a consulting and investment firm, from 1997 to 1999.

     SHARON V. WEINER, 48, has served Trustcompany as Secretary since February 2003 and as Senior Vice President and General Counsel since joining Trustcompany in June 2002. Prior to that time, Ms. Weiner was a Senior Attorney with the Office of Thrift Supervision from 1991 to May 2002.

COMPENSATION AND EMPLOYEE BENEFIT PLANS

     Executive Compensation. The following table sets forth for the last three fiscal years the cash and other compensation paid or accrued to the chief executive officer and each of our other four most highly compensated executive officers (the "named executives").

                           SUMMARY COMPENSATION TABLE

                                                 ANNUAL COMPENSATION
                                         -----------------------------------    LONG-TERM
                                                                   OTHER       COMPENSATION
                                                                   ANNUAL        AWARDS,       ALL OTHER
                                                                  COMPEN-      OPTIONS AND      COMPEN-
NAME AND PRINCIPAL POSITION       YEAR   SALARY($)   BONUS($)   SATION($)(1)     SARS(#)      SATION($)(2)
---------------------------       ----   ---------   --------   ------------   ------------   ------------
Alan J. Wilzig..................  2003   $508,154    $770,625        -0-          17,500       $3,969,242
  Chairman of the Board,
  President.....................  2002    415,231     758,750        -0-          50,000            6,189
  and Chief Executive Officer     2001    281,923     145,000        -0-          50,000(3)         3,981
William S. Burns(4).............  2003    237,312     248,750        -0-           5,000          725,775
  Executive Vice President and    2002     26,923      25,000        -0-          65,000                0
  Chief Financial Officer
Frank T. Van Grofski............  2003    200,000      85,000        -0-          10,000            8,044
  Senior Executive Vice
  President                       2002    140,346         -0-        -0-          10,000            5,481
  and Chief Operating Officer     2001     72,000       5,000        -0-           5,000            2,602
William A. Wagner(5)............  2003    179,407      90,000        -0-          10,000           78,687
  Executive Vice President and    2002     57,211      20,000        -0-          10,000               71
  Chief Lending Officer
Sharon V. Weiner(6).............  2003    169,987      92,500        -0-           9,000          203,340
  Senior Vice President, General  2002     82,500       7,500        -0-          15,000               78
  Counsel and Secretary

---------------

(1) Amounts shown do not include amounts expended by us, which may have a value as a personal benefit to the named individual. The value of such benefits did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for any individual named.

(2) For 2003, represents: (i) for Mr. Wilzig, contributions made by Trustcompany of $7,000 to Trustcompany's 401(k) plan to match 2003 pre-tax elective deferral contributions (included under "Salary") made by Mr. Wilzig to such plan, $56 for group term life insurance, $107 paid by Trustcompany as a premium for life insurance, $204 paid by Trustcompany as a premium for other life insurance for officers and key employees and $3,961,875 paid by Trustcompany in advance of the severance payments due under the terms of Mr. Wilzig's employment agreement; (ii) for Mr. Burns, contributions made by Trustcompany of $592 to Trustcompany's 401(k) plan to match 2003 pre-tax elective deferral contributions made by Mr. Burns to such plan, $55 for group term life insurance, $128 paid by Trustcompany as a premium for life insurance and $725,000 paid by Trustcompany in advance of certain severance payments due under the terms of Mr. Burns' employment agreement; (iii) for Mr. Van Grofski, contributions made by Trustcompany of $7,000 to Trustcompany's 401(k) plan to match 2003 pre-tax elective deferral contributions made by Mr. Van Grofski to such plan, $258 for group term life insurance, $470 paid by Trustcompany as a premium for life insurance and $316 paid by Trustcompany as a premium for other life insurance for officers and key employees; (iv) for Mr. Wagner, contributions made by Trustcompany of $1,940 to Trustcompany's 401(k) plan to match 2003 pre-tax elective deferral contributions made by Mr. Wagner to such plan, $258 for group term life insurance, $470 paid by Trustcompany as a premium for life insurance, $1,019 paid by Trustcompany as a premium for other life insurance for officers and key employees and $75,000 paid by Trustcompany in advance of certain severance payments due under the terms of Mr. Wagner's change-in-control agreement; and (v) for Ms. Weiner, contributions made by Trustcompany of $2,726 to Trustcompany's 401(k) plan to match 2003 pre-tax elective deferral contributions made by Ms. Weiner to such plan, $90 for group term life insurance, $216 paid by Trustcompany as a premium for life insurance, $308 paid by Trustcompany as a premium for other life insurance for officers and key employees and $200,000 paid by Trustcompany in advance of certain severance payments due under the terms of Ms. Weiner's employment agreement.

(3) Options were granted in 2001 in tandem with an equivalent number of stock appreciation rights. A stock appreciation right permits the holder of a stock option, in lieu of exercising the option, to receive from Trustcompany an amount (payable in shares of common stock, cash, or a combination of shares and cash, as determined by the committee which administers the stock option plan) equal to the product of the excess of (i) the fair market value of one share of common stock at the time of exercise over (ii) the option exercise price per share times the number of shares covered by the stock option, or portion thereof, which is surrendered.

(4) Mr. Burns joined Trustcompany in November 2002 as Executive Vice President and was appointed Chief Financial Officer in January 2003.

(5) Mr. Wagner joined Trustcompany in August 2002 as Executive Vice President and Chief Lending Officer.

(6) Ms. Weiner joined Trustcompany in June 2002 as Senior Vice President and General Counsel and was appointed Secretary in February 2003.

     Stock Options. The following table sets forth information regarding grants of stock options to any of the named executives in 2003 to purchase shares of our common stock.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                             INDIVIDUAL GRANTS                        POTENTIAL REALIZABLE
                          --------------------------------------------------------   VALUE AT ASSUMED ANNUAL
                            NUMBER OF                                                 RATES OF STOCK PRICE
                           SECURITIES     TOTAL OPTIONS                              APPRECIATION FOR OPTION
                           UNDERLYING      GRANTED TO     EXERCISE OR                        TERM(2)
                             OPTIONS      EMPLOYEES IN    BASE PRICE    EXPIRATION   -----------------------
NAME                      GRANTED(#)(1)       2003          ($/SH)         DATE        5% ($)      10% ($)
----                      -------------   -------------   -----------   ----------   ----------   ----------
Alan J. Wilzig..........     17,500           6.42%         $32.33       10/29/13     $355,812     $901,699
William S. Burns........      5,000           1.83%         $32.33       10/29/13      101,660      257,628
Frank T. Van Grofski....     10,000           3.67%         $32.33       10/29/13      203,321      515,256
William A. Wagner.......     10,000           3.67%         $32.33       10/29/13      203,321      515,256
Sharon V. Weiner........      9,000           3.30%         $32.33       10/29/13      182,989      463,731

---------------

(1) Currently, we maintain four stock option plans for officers and employees, the 1993 Incentive Stock Option Plan, the 1993 Executive Stock Option Plan, the 2002 Stock Option Plan and the 2002 Executive Stock Option Plan. The 1993 plans expired in 2003. For this reason, during 2003 all options granted by us were granted under the 2002 plans. All options granted during 2003 were granted at an exercise price equal to 100% of such market value, have a term of ten years and are exercisable in cumulative installments of 20% after six months and 20% for each year after the date of grant such that 100% of such options will be exercisable after four years. The plans provide that all outstanding stock options will become immediately exercisable upon the occurrence of a "change in control event," as defined in the plans.

(2) Amounts represent hypothetical gains that could be achieved if the options described in the table were exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% for all option grants, compounded annually from the date the options were granted to their expiration date, based upon the fair market value of our common stock as of the date the options were granted. Actual gains, if any, on stock option exercises and common stock holdings are dependent upon our future performance and overall financial market conditions. There can be no assurance that amounts reflected in this table will be achieved.

     The following table sets forth certain information regarding options exercised by the named executives in 2003 and the number and value of unexercised options held at the end of 2003 by each of the named executives.

             AGGREGATED OPTIONS/SARS EXERCISED IN LAST FISCAL YEAR
                          FISCAL YEAR-END OPTION VALUE

                                                         NUMBER OF SHARES
                                                      UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                      OPTIONS/SARS AT FISCAL        IN THE MONEY OPTIONS AT
                          SHARES                            YEAR-END(#)              FISCAL YEAR-END($)(1)
                        ACQUIRED ON      VALUE      ---------------------------   ---------------------------
NAME                    EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                    -----------   -----------   -----------   -------------   -----------   -------------
Alan J. Wilzig........     1,300        $26,650       146,000        87,500       $3,687,676     $1,738,060
William S. Burns......        --             --        14,891        55,109          234,129        740,099
Frank T. Van
  Grofski.............        --             --        17,000        19,000          381,622        262,788
William A. Wagner.....        --             --         4,000        16,000           58,820        161,730
Sharon V. Weiner......        --             --         6,000        18,000          100,380        216,720

---------------

(1) Calculated for each option/SAR as the fair market value of a share of the underlying common stock on December 31, 2003, minus the exercise price for such option, multiplied by the number of shares covered by the option. Such fair market value was $39.68, the closing price of our common stock as reported on the Nasdaq National Market System on December 31, 2003.

     Employees' Retirement Plans. We maintain two retirement plans: one for administrative employees and one for non-administrative employees. The following table shows estimated annual benefits payable under the retirement plan for administrative employees.

   AVERAGE OF                        CREDITED YEARS OF SERVICE
  HIGHEST FIVE     -------------------------------------------------------------
YEARS' SALARY(1)     15        20         25         30         35         40
----------------   -------   -------   --------   --------   --------   --------
    $ 50,000       $ 9,764   $13,019   $ 16,273   $ 19,528   $ 22,783   $ 26,037
      75,000        15,622    20,829     26,036     31,244     36,451     41,658
     100,000        21,818    29,091     36,364     43,637     50,910     58,182
     150,000        34,318    45,758     57,197     68,637     80,076     91,516
     200,000        46,818    62,425     78,031     93,637    109,243    124,849
     250,000        50,638    70,411     90,184    109,957    129,730    149,503
     300,000        50,638    74,578     98,517    122,457    146,396    165,000
     350,000        50,638    78,745    106,851    134,957    163,063    165,000
     400,000        50,638    82,911    115,184    147,457    165,000    165,000
     450,000        50,638    87,078    123,517    159,957    165,000    165,000
     500,000        50,638    91,245    131,851    165,000    165,000    165,000

---------------

Note: The IRS announced a defined benefit dollar limit of $165,000 effective
      January 1, 2004.

(1) This table takes into consideration that beginning in 1989, the Tax Reform Act of 1986 requires that no more than $200,000 of compensation (as adjusted for cost of living) can be taken into account in determining benefits under a qualified plan. By 1993, the compensation limit had increased to $235,840. For 1994, the limit was reduced to $150,000 and steadily increased thereafter, until recent legislation established a $200,000 limit retroactively back to 1994. This limit increased to $205,000 effective in 2004.

     Annual benefits to be paid upon retirement are determined by taking 1 2/3% of the average of an employee's highest five consecutive years' salary during his or her last ten years of employment reduced by 1% of estimated annual social security benefits, and multiplying this amount by the number of credited years of service up to a maximum of 40 credited years of service. The estimated amounts shown in the table are based on the assumption that payments commence at age 65, the customary retirement age. The years of credited service under the retirement plan for Messrs. Wilzig, Burns, Van Grofski and Wagner and Ms. Weiner as of January 1, 2004, were 16, 1, 7, 1 and 1 years, respectively. Covered compensation under the retirement plan is the participant's base annual salary. Bonus compensation is not taken into account under the plan.

EMPLOYMENT AGREEMENTS AND CHANGE-IN-CONTROL ARRANGEMENTS

     Alan J. Wilzig. We have entered into an employment agreement with Mr. Wilzig, to secure his services as Chairman, President and Chief Executive Officer. The employment agreement has a fixed term of three years and automatically renews for an additional one year on each anniversary date unless a party gives notice that the agreement should not automatically renew. The agreement provides for a minimum annual salary of $470,000, an annual cash bonus of at least 50% of his salary at the time of the bonus, and participation on generally applicable terms and conditions in other compensation and fringe benefit plans. The agreement also guarantees customary corporate indemnification and errors and omissions insurance coverage throughout the employment term and for six years after termination.

     We may terminate Mr. Wilzig's employment, and he may resign, at any time with or without cause. However, if we terminate Mr. Wilzig's employment without cause during the term of the employment agreement, we will pay to him a lump sum severance payment generally equal to the value, without discount, of the cash compensation, and fringe benefits that he would have received, if he had continued working for the remainder of the term of the agreement, but in no event less than two years, and accelerate his stock options to the extent permitted under the applicable stock option plans. The same severance benefits would be payable if he resigns during the term following: a loss of title, office or membership on the board of directors; material reduction in duties, functions or responsibilities; involuntary relocation of Mr. Wilzig's principal place of employment to a location over 40 miles in distance from our principal office in Jersey City, New Jersey; or other material breach of the employment agreement by us which is not cured within 30 days. For 90 days after a change of control, Mr. Wilzig may resign for any reason and collect a lump sum severance benefit equal to three years' salary and bonus (without discount), as well as three years of fringe benefits. In the event that we terminate Mr. Wilzig's employment, or he resigns for one of the reasons specified above, and a change of control becomes pending prior to the later of the expiration of the employment agreement or six months following the date of termination of employment, we will pay to Mr. Wilzig, upon the consummation of the change of control transaction, the payment that would have been payable if a change of control had occurred on the date of his termination of employment. The employment agreement also provides certain uninsured death and disability benefits.

     William S. Burns. We have entered into an employment agreement with Mr. Burns, to secure his services as Executive Vice President and Chief Financial Officer. The employment agreement has a fixed term of two years and automatically renews for an additional one year on each anniversary date unless a party gives notice that the agreement should not automatically renew. The agreement provides for a minimum annual salary of $275,000, an annual cash bonus of at least $150,000, and participation on generally applicable terms and conditions in other compensation and fringe benefit plans. The agreement also guarantees customary corporate indemnification and errors and omissions insurance coverage throughout the employment term and for a period of six years after termination.

     We may terminate Mr. Burns' employment, and he may resign, at any time with or without cause. However, if Mr. Burns' employment is terminated without cause during the term of the employment agreement, we will pay to Mr. Burns his cash compensation, and provide fringe benefits that he would have received, if he had continued working for the remainder of the term of the agreement, but in no event less than six months, and will accelerate his stock options to the extent permitted under the applicable stock option plans. The same severance benefits would be payable if he resigns during the term following a material breach of certain sections of the employment agreement by us which, if subject to cure, is not cured after being given a reasonable opportunity to cure. For 90 days after a change of control,

Mr. Burns may resign for any reason and collect a payment equal to twice his salary in effect at such time plus twice the greatest annual cash bonus paid to Mr. Burns, but in no event will the payment be less than $950,000. In the event that we terminate Mr. Burns' employment, or he resigns because of our breach of certain sections of the agreement, as specified above, and a change of control becomes pending prior to the later of the expiration of the employment agreement or six months following the date of termination of employment, we will pay to Mr. Burns, upon the consummation of the change of control transaction, the payment that would have been payable if a change of control had occurred on the date of his termination of employment.

     Sharon V. Weiner. We have entered into an employment agreement with Ms. Weiner, to secure her services as Senior Vice President, General Counsel and Secretary. The employment agreement has a fixed term of two years and automatically renews for an additional one year on each anniversary date unless a party gives notice that the agreement should not automatically renew. The agreement provides for a minimum annual salary of $165,000, an annual cash bonus of at least $25,000, and participation on generally applicable terms and conditions in other compensation and fringe benefit plans. The agreement also guarantees customary corporate indemnification and errors and omissions insurance coverage throughout the employment term and for a period of six years after termination.

     We may terminate Ms. Weiner's employment, and she may resign, at any time with or without cause. However, if Ms. Weiner's employment is terminated without cause during the term of the employment agreement, we will pay to Ms. Weiner her cash compensation, and provide fringe benefits that she would have received, if she had continued working for the remainder of the term of the agreement, but in no event less than six months, and will accelerate her stock options to the extent permitted under the applicable stock option plans. The same severance benefits would be payable if she resigns during the term following a material breach of certain sections of the employment agreement by us which, if subject to cure, is not cured after being given a reasonable opportunity to cure. For 90 days after a change of control, Ms. Weiner may resign for any reason and collect a payment equal to twice her salary in effect at such time plus twice the greatest annual cash bonus paid to Ms. Weiner.

     If we experience a change in ownership, a change in effective ownership or control or a change in the ownership of a substantial portion of assets as contemplated by section 280G of the Internal Revenue Code, a portion of any severance payments under Messrs. Wilzig's or Burns' or Ms. Weiner's employment agreements might constitute an "excess parachute payment" under current federal tax laws. Federal tax laws impose a 20% excise tax, payable by the executive, on excess parachute payments. Under their employment agreements, we would reimburse Mr. Wilzig, Mr. Burns or Ms. Weiner for the amount of this excise tax and would make an additional gross-up payment so that, after payment of the excise tax and all income and excise taxes imposed on the reimbursement and gross-up payments, they will retain approximately the same net-after tax amounts under the employment agreement that they would have retained if there was no 20% excise tax. The effect of this provision is that we, rather than the executive, bears the financial cost of the excise tax. We could not claim a federal income tax deduction for an excess parachute payment, excise tax reimbursement payment or gross-up payment.

     At North Fork's request, on December 31, 2003, we paid Mr. Wilzig $3,961,875 in satisfaction of the cash payment he is entitled to receive on consummation of the merger in accordance with the terms of his existing employment agreement. On the same date, we paid Mr. Burns an amount equal to $725,000 and Ms. Weiner an amount equal to $200,000, in each case, in partial satisfaction of the amounts the executives are entitled to receive on consummation of the merger under the terms of their existing employment agreements. On the consummation of the merger, Mr. Burns and Ms. Weiner will be entitled to $272,500 and $350,000, respectively, under their agreements if their employment terminates.

     Existing Change-in-Control Agreements with Named Executives. We are also party to "change-in-control" agreements with Frank T. Van Grofski and William A. Wagner. Under the terms of Mr. Van Grofski's agreement, if he is terminated without "cause," or he resigns for "good reason" (each as defined below) within one year after a change of control, he will be entitled to a lump-sum cash payment equal to his salary at the time of termination and the bonus paid him for the year prior to the change of control, together with continued health insurance benefits for one year after the termination. Under the terms of Mr. Wagner's agreement, if he is terminated without cause, or he resigns for good reason within one year after a change of control, he will be entitled to a lump-sum cash payment equal to 1 1/2 times his salary at the time of termination and the bonus paid him for the year prior to the change of control, together with continued health insurance benefits for 18 months after the termination.

     The consummation of the merger will be a change in control for purposes of these existing agreements.

     "Cause" means that the officer (1) has willfully or intentionally failed to perform his or her assigned duties in any material respect or materially violated our policies in place from time to time of which the officer had prior notice; (2) has engaged in dishonest or illegal conduct in connection with his or her performance of services for us; (3) has been convicted of a felony or engaged in an act of moral turpitude; or (4) has violated in any respect any final cease-and-desist order from, or written agreement with, any judicial or regulatory authority having jurisdiction over us with respect to his or her performance of services for us.

     "Good reason" is generally defined to mean a termination in the officer's employment by the officer if we, without the officer's consent, (1) reduce his or her annual base salary; (2) make a material adverse change to his or her functions, duties or responsibilities; or (3) relocate his or her existing work location to a new location that is more than 35 miles distant from the existing location.

     At North Fork's request, on December 31, 2003, we paid Mr. Wagner an amount equal to $75,000 in partial satisfaction of the lump-sum payment he would be entitled to receive on resignation or termination after consummation of the merger under the circumstances described in his change-in-control agreement. On the consummation of the merger, and subject to their respective termination or resignation as described above, the remainder of these lump-sum payments for Messrs. Van Grofski and Wagner will be $260,000 and $337,500, respectively, under the terms of their change-in-control agreements.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The only persons who own of record, or who are known by us to own beneficially, more than 5% of our outstanding common stock are the Estate of Siggi B. Wilzig, Alan J. Wilzig and Ivan L. Wilzig. Their holdings, as of March 10, 2004, were as follows:

NAME AND ADDRESS                                     NUMBER OF SHARES
OF BENEFICIAL OWNER                                 OWNED BENEFICIALLY     PERCENT OF CLASS(A)
-------------------                                 ------------------     -------------------
Estate of Siggi B. Wilzig.........................      4,416,562(b)              23.94%
  Two Penn Plaza
  Newark, NJ 07105
Alan J. Wilzig....................................      1,086,010(b)(c)            5.89%
  35 Journal Square
  Jersey City, NJ 07306
Ivan L. Wilzig....................................        974,721(b)(d)            5.28%
  35 Journal Square
  Jersey City, NJ 07306

---------------
(a) As of March 10, 2004, there were 18,447,525 shares of our common stock outstanding.

(b) Includes 39,741 shares of our common stock held in a family charitable foundation for which Alan J. Wilzig, Ivan L. Wilzig, Naomi Wilzig and Sherry Wilzig Izak are co-trustees and exercise investment discretion.

(c) See footnote (c) under "-- Security Ownership of Directors and Executive Officers."

(d) Includes 42,000 shares Ivan L. Wilzig has the right to acquire within 60 days (through May 9, 2004) under outstanding stock options.

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information as of March 10, 2004 regarding the ownership of our common stock by each director, by each person named in the Summary Compensation Table above who as of such date was an executive officer of Trustcompany and by all directors and executive officers as a group.

                                                         TRUSTCOMPANY COMMON STOCK
                                               ----------------------------------------------
                                                   AMOUNT OWNED
                                                BENEFICIALLY AS OF
NAME AND POSITION                               MARCH 10, 2004(A)         PERCENT OF CLASS(B)
-----------------                              --------------------       -------------------
Alan J. Wilzig, Chairman of the Board,
  President and Chief Executive Officer......       1,086,010(c)(d)               5.89%
Donald R. Brenner, Director and Vice
  Chairman...................................         546,845(c)(e)               2.96%
Lawrence R. Codey, Director and Vice
  Chairman...................................          24,000(c)                     *
Richard W. Kanter, Director..................         332,266(c)(f)               1.80%
Martin J. Kaplitt, Director..................          61,890(c)(g)                  *
Mark Kutsher, Director.......................          22,500(c)                     *
Abraham Oster, Director......................             250                        *
Jerome Quint, Director.......................          67,900(c)(h)                  *
Marion Wiesel, Director......................          70,000(c)(i)                  *
William S. Burns, Executive Vice President
  and Chief Financial Officer................          16,292(c)                     *
Frank T. Van Grofski, Senior Executive Vice
  President and Chief Operating Officer......          19,622(c)                     *
William A. Wagner, Executive Vice President
  and Chief Lending Officer..................           6,558(c)                     *
Sharon V. Weiner, Senior Vice President,
  General Counsel and Secretary..............          14,253(c)                     *
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A
  GROUP (16 PERSONS).........................       2,400,782                    13.01%

---------------

 *  Represents less than one percent of our outstanding common stock.

(a) The shares are owned directly and beneficially, and the holders have sole voting and investment power, except as otherwise noted. The amounts do not include shares held by adult children, as to which beneficial ownership is disclaimed.

(b) As of December 31, 2003, there were 18,447,525 shares of our common stock outstanding.

(c) Includes shares which may be acquired within 60 days (through May 9, 2004) under outstanding stock options as follows: Mr. Wilzig -- 149,500 shares; Mr. Brenner -- 20,000 shares; Mr. Codey -- 20,000 shares; Mr.
    Kanter -- 20,000 shares; Dr. Kaplitt -- 20,000 shares; Mr. Kutsher -- 20,000 shares; Dr. Quint -- 20,000 shares; Ms. Wiesel -- 20,000 shares; Mr.
    Burns -- 15,891 shares; Mr. Van Grofski -- 19,000 shares; Mr.
    Wagner -- 6,000 shares; Ms. Weiner -- 7,800 shares; all directors and executive officers as a group (16 persons) -- 422,391 shares.

(d) Includes 39,741 shares of common stock held in a family charitable foundation for which Alan J. Wilzig, Ivan L. Wilzig, Naomi Wilzig and Sherry Wilzig Izak are co-trustees and exercise investment discretion.

(e) Includes 90,000 shares held by Mr. Brenner's wife, 3,900 shares owned by a family foundation for which Mr. Brenner serves as president and trustee, 286,902 shares held in trust for Mr. Brenner and members of Mr. Brenner's family and for which Mr. Brenner serves trustee and 19,500 shares held in a separate IRA account. Mr. Brenner disclaims beneficial ownership of these shares, except to the extent of his interest in the IRA account.

(f) Includes 208,900 shares held by a company in which Mr. Kanter has a controlling interest and 100,808 shares held in trust for Mr. Kanter's wife and for which Mr. Kanter is a co-trustee.

(g) Includes 27,750 shares held in a family trust for which Dr. Kaplitt is a co-trustee, 13,000 shares held in Dr. Kaplitt's KEOGH account, 90 shares held in Dr. Kaplitt's spouse's IRA account, and 800 shares held in Dr. Kaplitt's IRA account.

(h) Includes 17,400 shares held jointly with Dr. Quint's spouse, 13,000 shares held by Dr. Quint's spouse and 14,500 shares in Dr. Quint's spouse's IRA account.

(i) Includes 25,000 shares held jointly with Ms. Wiesel's spouse.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     FDIC rules require that each of our directors, executive officers and shareholders holding more than 10% of our common stock file with the FDIC certain reports regarding such person's ownership of our securities. We are required to disclose any failures to file such reports on a timely basis during 2003. Based solely upon a review of the copies of those reports and amendments thereto received by us, and certain written representations received from such persons, we believe that all applicable filing requirements were complied with for 2003 and do not know of any such persons who may have failed to file on a timely basis any required form, except as follows:

     Mr. Siggi B. Wilzig, a former director, executive officer and 10% shareholder of Trustcompany, did not timely file Form F-8s reflecting the purchase of 848,070 shares of our common stock during the period from January 30, 1992 through September 10, 2001 and the sale of 119,675 shares of our common stock during the period from January 26, 1998 through February 12, 2002. These transactions were reported on a Form F-8 filed by the Estate of Mr. Siggi B. Wilzig on November 22, 2003.

     Each of the directors Messrs. Brenner, Codey, Kanter, Kaplitt, Kutsher and Quint and Ms. Wiesel did not timely file a Form F-8 reflecting the granting of an option to purchase 5,000 shares of our common stock granted to him or her on April 28, 2003. Each of these transactions was reported on a Form F-8 filed by each director on May 8, 2003.

     Mr. Raymond Catlaw, an executive officer, did not timely file a Form F-8 reflecting the exercise of an option to purchase 1,500 shares of our common stock on December 12, 2003. This transaction was reported on a Form F-8 filed on December 17, 2003.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Stock Option/Compensation Committee, comprised of Messrs. Brenner, Kutsher and Quint, has performed the function of a compensation committee. During 2003 there were no, and there are no, interlocks requiring disclosure under applicable FDIC rules and regulations.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     Some of our directors and officers and their associates were customers of and had loan transactions with us in the ordinary course of business during the past three fiscal years. Similar transactions may be expected to take place in the future. Outstanding loans to and commitments made with our directors and officers and their associates were made in the ordinary course of business on substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present any other unfavorable features. The balance of loans outstanding to our directors, executive officers and their associates was $21.6 million at December 31, 2003, $26.1 million at December 31, 2002 and $24.4 million at December 31, 2001.

     Richard Kanter, his wife and certain companies controlled by Mr. Kanter, were indebted to us as of December 31, 2003, December 31, 2002 and December 31, 2001 pursuant to various loans in the aggregate principal amount of $12.0 million, $16.8 million and $15.3 million, respectively. Approximately 81% of these loans were secured by first mortgages on real estate at December 31, 2003. Miller Construction Company, of which Mr. Kanter, a director, is the controlling shareholder and President, received during 2003, 2002 and 2001 approximately $17,000, $260,000 and $161,000, respectively, in payment for construction and renovation of various Trustcompany properties.

     In addition to the foregoing, we have made loans to Wilshire Enterprises, Inc., formerly known as Wilshire Oil Company of Texas, of which the estate of the late Mr. Siggi B. Wilzig is a substantial shareholder. Such loans aggregated approximately $21.2 million at December 31, 2003, $32.3 million at December 31, 2002 and $34.6 million at December 31, 2001 and are all, and have been, secured by first mortgages and marketable securities.

                               PERFORMANCE GRAPH

     The following graph compares the cumulative total return over a five-year period on a hypothetical $100 investment made on December 31, 1998 in (1) our common stock, (2) the S&P 500 Index(1) and (3) the KBW 50 Index(2).

                              (Performance Graph)
---------------

 * Source: CRSP, Center for Research in Security Prices, Graduate School of Business, The University of Chicago 2004. Used with permission. All rights reserved. crsp.com.

(1) The "S&P 500" and "S&P 500 Index" are trademarks of Standard & Poor's Corporation.

(2) The KBW 50 Index is prepared by Keefe, Bruyette & Woods, Inc. and is composed of the stock price performance of fifty of the nation's most important banks, including money-center and most major regional banks.

AUDIT AND EXAMINATION COMMITTEE REPORT

     In connection with the preparation and filing of Trustcompany's Annual Report on Form 10-K for the year ended December 31, 2003:

          (1) the Audit and Examination Committee reviewed and discussed the audited financial statements with Trustcompany's management;

          (2) the Audit and Examination Committee discussed with Trustcompany's independent auditors the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards);

          (3) the Audit and Examination Committee received and reviewed the written disclosures and the letter from Trustcompany's independent auditors required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and discussed with Trustcompany's independent auditors the independent auditors' independence; and

          (4) based on the review and discussions referred to above, the Audit and Examination Committee recommended to Trustcompany's board of directors that the audited financial statements be included in the 2003 Annual Report on Form 10-K.

                                          AUDIT AND EXAMINATION COMMITTEE:
                                          Donald R. Brenner
                                          Lawrence R. Codey
                                          Martin Kaplitt

                         INDEPENDENT PUBLIC ACCOUNTANTS

     KPMG LLP audited our consolidated financial statements for the year ended December 31, 2003. Your board of directors has appointed KPMG to continue to audit our consolidated financial statements for the year 2004. It is expected that representatives of KPMG will be present at the annual meeting. They will have an opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions from you.

     Audit Fees. The aggregate fees billed by KPMG for professional services rendered for the audit of our annual financial statements for the fiscal years ended December 31, 2002 and 2003 and for the reviews of the interim financial statements for those fiscal years were $1,207,500 and $640,000, respectively. The fees billed in 2002 also included those associated with KPMG's re-audit of our financial statements for the full years 2000 and 2001, as well as KPMG's services relating to our registration statement on Form S-4 connected to the now-abandoned formation of a bank holding company. The fees billed in 2003 also included those associated with KPMG's services relating to the registration statement on Form S-4. The audit services discussed herein were approved by the Audit and Examination Committee pursuant to Regulation S-X Rule 2-01(c)(7)(i)(C).

     Audit-Related Fees. The aggregate fees billed in the fiscal years ended December 31, 2002 and 2003 by KPMG for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements were $34,500 and $34,500, respectively. The fees billed in both 2002 and 2003 were associated with KPMG's services relating to audits of our pension plan and 401(k) plan. The audit-related services discussed herein were approved by the Audit and Examination Committee pursuant to Regulation S-X Rule 2-01(c)(7)(i)(C).

     Tax Fees. The aggregate fees billed in the fiscal years ended December 31, 2002 and 2003 by KPMG for professional services rendered for tax compliance, tax advice, and tax planning were $55,000 and $58,600, respectively. The fees billed in 2002 were related to our tax compliance and the fees billed in 2003 were associated with KPMG's review of our employee benefit plans. The tax services discussed herein were approved by the Audit and Examination Committee pursuant to Regulation S-X Rule 2-01(c)(7)(i)(C).

     All Other Fees. There were no aggregate fees billed in the fiscal years ended December 31, 2002 and 2003 by KPMG for services rendered to us, other than the services described above under "Audit Fees," "Audit-Related Fees" and "Tax Fees."

     The Audit and Examination Committee's pre-approval policies and procedures with respect to KPMG's provision of non-audit services are described in its charter.

           2005 ANNUAL SHAREHOLDER MEETING AND SHAREHOLDER PROPOSALS

     We will hold a 2005 annual meeting of shareholders only if our pending merger with North Fork is not completed before the time of such meeting. In the event this meeting is held, any proposals of shareholders intended to be presented at the 2005 annual meeting must be in writing and received by the Secretary, at our principal executive office not less than 60 nor more than 90 days in advance of

March 31, 2005. In addition, shareholder proposals must meet other applicable criteria set forth in our Ethics, Governance and Nominating Committee charter in order to be considered at the 2005 annual meeting. Your Board will review any shareholder proposals that are filed as required and will determine whether they meet applicable criteria for consideration at the 2005 annual meeting.

                           SOLICITATION AND EXPENSES

     The entire cost of soliciting these proxies will be borne by us. In addition to the direct mail solicitation, we will make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send proxies and proxy materials to the beneficial owners of the stock and will reimburse them for their expenses in so doing. If necessary, we may also use our Secretary, other officers and their assistants to solicit proxies from shareholders, either personally or by telephone or special letter.

                                 MISCELLANEOUS

     The annual meeting is called for the specific purposes set forth in the notice of meeting. As of the date of this document, we do not know of any other business that will be presented for consideration at the annual meeting. If, however, other matters are properly brought before the annual meeting, it is the intention of your board of directors to direct the vote of the shares represented by proxy on such matters in accordance with their best judgment.

                                   APPENDIX A
                                 CHARTER OF THE
                        AUDIT AND EXAMINATION COMMITTEE
                                       OF
                        THE TRUST COMPANY OF NEW JERSEY

I.  STATEMENT OF POLICY

     The Audit and Examination Committee (the "Audit Committee") shall assist the Board of Directors (the "Board") of The Trust Company of New Jersey (the "Bank") in fulfilling its oversight responsibility by reviewing the accounting and financial reporting processes of the Bank, the Bank's system of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established, and the audits of the Bank's financial statements. In so doing, it is the responsibility of the Audit Committee to maintain free and open means of communication among the Bank's Board of Directors, outside auditors, internal audit and senior management. The Audit Committee's primary responsibilities and duties are:

     Serve as an independent and objective party to monitor the Bank's financial reporting process, internal control system and disclosure control system.

     Review and appraise the audit efforts of the Bank's independent accountants and internal audit.

     Assume direct responsibility for the appointment, compensation and oversight of the work of the outside auditors and for the resolution of disputes between the outside auditors and the Bank's management regarding financial reporting issues.

     Provide an open avenue of communication among the independent accountants, financial and senior management, internal audit, and the Board.

     The Audit Committee will primarily fulfill these responsibilities by carrying out the activities identified in Section IV of this Charter.

II.  COMPOSITION OF THE COMMITTEE

     The Audit Committee shall consist of at least three, but not more than five, "independent" Directors of the Bank and shall serve at the pleasure of the Board. An "independent" Director is defined as an individual who (a) is not an officer or salaried employee of the Bank, (b) does not have any relationship that, in the opinion of the Board, would interfere with his or her exercise of independent judgment as an Audit Committee member, (c) meets the NASDAQ Stock Market's definition of independent director, and (d) except as would be permitted by the SEC, does not accept any consulting, advisory or other compensatory fee from the Bank. In selecting the members of the Audit Committee, the Board of Directors will take into account the requirements imposed by, and the interpretations of, the applicable federal and state banking regulators.

     At least one member of the Audit Committee shall have accounting or related financial management expertise. Each Audit Committee member must be able to read and understand financial statements, including a balance sheet, income statement, and cash flow statement.

     The members of the Audit Committee shall be designated by the full Board of Directors from time to time. The Board shall designate one member of the Audit Committee to serve as chairperson of the Audit Committee.

III.  MINUTES

     The Audit Committee shall maintain minutes of each meeting of the Audit Committee and shall report the actions of the Audit Committee to the Board, with such recommendations as the Audit Committee deems appropriate.

IV.  RESPONSIBILITIES AND DUTIES OF THE AUDIT COMMITTEE

     The Audit Committee shall oversee and monitor the Bank's accounting and financial reporting process, internal control system and disclosure control system, review the audits of the Bank's financial statements and review and evaluate the performance of the Bank's outside auditors and internal audit function. In fulfilling these duties and responsibilities, the Audit Committee shall take the following actions, in addition to performing such functions as may be assigned by law, the Bank's certificate of incorporation, the Bank's bylaws or the Board.

          1. The Audit Committee shall nominate, select, evaluate and, when appropriate, recommend the replacement of the outside auditors. As part of the audit process, the Audit Committee shall meet with the outside auditors to discuss and decide the audit's scope. The Audit Committee shall determine that the outside audit team engaged to perform the external audit consists of competent, experienced, financial institution auditing professionals. The Audit Committee shall also review and approve the compensation to be paid to the outside auditors.

          2. The Audit Committee shall take, or recommend that the full Board take, appropriate action to ensure the independence of the outside auditors. The Audit Committee shall require the outside auditors to advise the Bank of any facts or circumstances that might adversely affect the outside auditors' independence or judgment with respect to the Bank under applicable auditing standards. The Audit Committee shall require the outside auditors to submit, on an annual basis, a formal written statement setting forth all relationships between the outside auditors and the Bank that may affect the objectivity and independence of the outside auditors. Such statement shall confirm that the outside auditors are not aware of any conflict of interest prohibited by Section 10A(i) of the Securities Exchange Act of 1934. The Audit Committee shall actively engage in a dialogue with the outside auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the outside auditors.

          3. The Audit Committee shall require the outside auditors to advise the Audit Committee in advance in the event that the outside auditors intend to provide any professional services to the Bank other than services provided in connection with an audit or a review of the Bank's financial statements ("non-audit services").

          4. The Audit Committee shall review all non-audit services provided by the Bank's auditors. The Audit Committee shall obtain confirmations from time to time from the Bank's outside auditing firm that such firm is not providing to the Bank (i) any of the non-auditing services listed in
     Section 10A(g) of the Securities Exchange Act of 1934, or (ii) any other non-audit service or any auditing service that has not been approved in advance by the Audit Committee. The Audit Committee shall have the authority to approve the provision of non-audit services that have not been pre-approved by the Audit Committee, but only to the extent that such non-audit services qualify under the de minimus exception set forth in
     Section 10A(i)(1)(B) of the Securities Exchange Act of 1934. The Audit Committee shall record in its minutes and report to the Board all approvals of non-audit services granted by the Audit Committee.

          5. The Audit Committee shall meet with the outside auditors, with no management in attendance, to openly discuss the quality of the Bank's accounting principles as applied in its financial reporting, including issues such as (a) the appropriateness, not just the acceptability, of the accounting principles and financial disclosure practices used or proposed to be used by the Bank, (b) the clarity of the Bank's financial disclosures and (c) the degree of aggressiveness or conservatism that exists in the Bank's accounting principles and underlying estimates and other significant decisions made by the Bank's management in preparing the Bank's financial disclosures. The Audit Committee shall then meet, without operating management or the outside auditors being present, to discuss the information presented to it.

          6. The Audit Committee shall require the outside auditors to comply with any federal or state banking regulations applicable to the audit of the Bank's financial statements.

          7. The Audit Committee shall meet with the outside auditors and management to review the Bank's quarterly reports on Form 10-Q and annual report on Form 10-K and discuss any significant adjustments, management judgments and accounting estimates and any significant new accounting policies before such forms are filed with the Federal Deposit Insurance Corporation. The Audit Committee shall require the outside auditors to report to the Audit Committee all critical accounting policies and practices to be used, all alternative treatments of financial information within generally accepted accounting principles that have been discussed with the Bank's management, ramifications of the use of such alternative disclosures and treatments, the treatments preferred by the outside auditors and other material written communications between the outside auditors and the Bank's management, including management's letters and schedules of unadjusted differences.

          8. Upon the completion of the annual audit, the Audit Committee shall review the audit findings reported to it by the outside auditors, including any comments or recommendations of the outside auditors, with the entire Board.

          9. The Audit Committee shall review all reports received from the federal and state regulatory authorities and assure that the Board is aware of the findings and results. In addition, it will meet with the appropriate members of senior management designated by the Audit Committee to review the responses to the respective regulatory reports.

          10. The Audit Committee shall meet at least annually with the Bank's internal audit function. The Audit Committee shall review the internal audit function of the Bank, including the independence and authority of its reporting obligations, the proposed audit plans for the coming year and the coordination of such plans with the independent auditors.

          11. The Audit Committee shall assure itself that the internal audit function is free from operational duties, and that the internal audit function reports directly to the Audit Committee regarding any audit concerns or problems.

          12. The Audit Committee shall receive from the Bank's internal audit function a quarterly update, which includes a summary of findings from completed internal audits and a progress report on the internal audit plan, together with explanations for any deviations from the original plan.

          13. The Audit Committee shall review and concur in the appointment, replacement or dismissal of the Bank's internal audit function.

          14. The Audit Committee shall consider and review with management and internal audit: (a) significant findings during the year and management's responses thereto, including the status of previous audit recommendations,
     (b) any difficulties encountered in the course of their audits, including any restrictions on the scope of activities or access to required information and (c) any changes required in the planned scope of the internal audit plan.

          15. The Audit Committee shall consider and approve, if appropriate, changes to the Bank's auditing and accounting principles and practices, as suggested by the outside auditors, internal audit, or management, and the Audit Committee shall review with the outside auditors, internal audit and management the extent to which such changes have been implemented (to be done at an appropriate amount of time subsequent to the implementation of such changes as decided by the Audit Committee).

          16. The Audit Committee shall prepare a letter for inclusion in the Bank's proxy statement describing the discharge of the Audit Committee's responsibilities.

          17. The Audit Committee will review and update this Charter periodically, at least annually, and as conditions may dictate. The Audit Committee Charter shall be presented to the full Board for its approval of any changes.

          18. Commencing on such date as Section 102(a) of the Sarbanes-Oxley Act of 2002 (the "Act") becomes effective, the Audit Committee shall obtain confirmation from the outside auditors at the commencement of each audit that such firm is a "registered public accounting firm" as such term is defined under the Act.

          19. The Audit Committee shall have the authority to engage independent counsel and other advisers as it determines necessary to perform its duties.

          20. The Audit Committee shall establish procedures for (i) the receipt, retention and treatment of complaints received by the Bark regarding accounting, internal accounting controls or auditing matters and
     (ii) the confidential, anonymous submission by employees of the Bank of concerns regarding questionable accounting or auditing matters.

          21. The Audit Committee shall investigate or consider such other matters within the scope of its responsibilities and duties as the Audit Committee may, in its discretion, determine to be advisable.

                                                                      APPENDIX B

                        THE TRUST COMPANY OF NEW JERSEY

              ETHICS, GOVERNANCE AND NOMINATING COMMITTEE CHARTER

I.  PURPOSE

     The purpose of the Ethics, Governance and Nominating Committee (the "Committee") of The Trust Company of New Jersey (the "Bank") and its subsidiaries (together, the "Company") shall be:

          A. To monitor, oversee and review compliance by the Company's directors, officers, administrative employees, and agents (each, an "Individual") with, as applicable, (i) the Company's Code of Conduct and Conflict of Interest Policy (the "Code of Conduct"), (ii) the Company's Code of Ethics for Senior Financial Officers (the "Code of Ethics"), (iii) the Company's Insider Trading and Related Compliance Policies and Procedures for Directors and Executive Officers and Other Designated Officers and Employees (the "Insider Trading Policy") and (iv) such other applicable policies of the Company as the Committee or the Board of Directors (the "Board") deems necessary or desirable (together, the "Corporate Governance Policies"), such Corporate Governance Policies to be reviewed by the Committee and the full Board at least once a year;

          B. To recommend to the Board changes, alterations and modifications to the Company's Corporate Governance Policies; and

          C. To assist the Board in: (i) identifying qualified persons to become directors of the Company, (ii) determining the size and composition of the Board and its committees, and (iii) establishing procedures for the nomination process.

     When exercising its powers, the Committee shall consider the Company's mission, vision and values as an integral element in its decision making process. It is the Committee's mission to ensure that all Individuals act in accordance with high standards of professional and ethical conduct.

II.  COMMITTEE MEMBERSHIP

     The Committee shall consist of no fewer than three (3) directors, each of whom shall be independent. Each director member of the Committee shall meet the NASDAQ Stock Market's definition of independent director. A majority of the members of the Committee shall constitute a quorum. The Secretary of the Committee shall be the Company's Corporate Secretary, or in her absence, an Assistant Secretary of the Company. The members of the Committee shall be appointed and replaced by the Board on an annual basis.

III.  MEETINGS

     Meetings of the Committee shall be held periodically, but not less than semi-annually, and at such additional times as the Committee Chairman or the Board may require. The Chairman of the Committee shall make regular reports to the Board.

IV.  COMMITTEE AUTHORITY AND RESPONSIBILITY

     The scope of authority and responsibilities of the Committee are as follows:

          A. The Committee shall make recommendations to the Board with respect to changes, alterations and modifications of the Company's Corporate Governance Policies.

          B. The Committee shall, except as set forth in the next sentence, monitor and review compliance with the Company's Corporate Governance Policies. Monitoring of compliance with the provisions of the Company's Code of Ethics to the extent the issue relates to (i) accounting, disclosures or regulations of the Securities Exchange Commission (the "SEC"), the Federal Deposit Insurance

     Corporation (the "FDIC"), the New Jersey Department of Banking and Insurance (the "NJDOBI"), the National Association of Securities Dealers (the "NASD"), the Office of Thrift Supervision (the "OTS") or other bank regulatory agency with oversight authority, and (ii) financial statements or related financial information, will be referred to the Audit Committee for action.

          C. The Committee shall, except as set forth in the next sentence, (i) serve as the initial reviewing council for allegations of violations of the Company's Corporate Governance Policies, including allegations of wrongdoing concerning directors and the President, and (ii) make recommendations to the Board as to whether an internal investigation, outside investigation or some other action should be initiated by the Company and whether the Company should report any information to appropriate federal and/or state regulatory bodies. Allegations of wrongdoing or failure to comply with the provisions of the Company's Code of Ethics to the extent the issue relates to accounting, disclosures or regulations of the SEC, the FDIC, the NJDOBI, the NASD, the OTS or other bank regulatory agency with oversight authority, and financial statements or related financial information, will be referred to the Audit Committee for action.

          D. The Committee shall, except as set forth in the next sentence, make recommendations to the Board about responses to communications with regulatory authorities and agencies arising out of inquiries and investigations relating to the Company's Corporate Governance Policies and applicable state and federal laws, to the extent the Committee deems necessary or appropriate. Issues relating to inquiries or investigations regarding the quality of financial reports filed by the Company with the SEC or FDIC, or otherwise distributed to the public, shall be referred to the Audit Committee for action.

          E. The Committee shall make recommendations to the Board and to management with respect to the interpretation and enforcement of the Company's Corporate Governance Policies. The Audit Committee also may make recommendations to the Board with respect to the Company's Corporate Governance Policies.

          F. The Committee shall lead the search for persons qualified to become directors of the Company, consistent with criteria approved by the Board, and shall select, or recommend to the Board, director nominees to be presented for shareholder approval at the next annual meeting. This process shall take place within the time frame set by the Board for such purposes. The Committee shall recommend to the Board for its approval directors to serve as members of each committee, shall review such committee appointments annually, and shall recommend additional directors to fill vacancies as needed. The Committee shall have the authority to retain any search firm to assist in identifying director candidates. The Committee shall review and recommend any changes to the nomination process to the Board for its approval.

          In selecting or recommending candidates, the Committee shall take into consideration the criteria approved by the Board from time to time and such other factors as it deems appropriate. These factors may include judgment, skill, diversity, experience with businesses and other organizations of comparable size, the interplay of the candidate's experience with the experience of other Board members, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board. The Committee shall consider all candidates recommended by the Company's shareholders in accordance with the procedures set forth in Exhibit A attached hereto. The Committee may consider candidates proposed by management, but is not required to do so.

          G. The Committee shall develop and recommend to the Board standards to be applied in making determinations as to the absence of material relationships between the Bank and a director.

          H. The Committee shall identify Board members qualified to fill vacancies on any committee of the Board (other than the Committee) and recommend that the Board appoint the identified member or members to the respective committee. In nominating a candidate for committee membership, the Committee shall take into consideration the criteria approved by the Board from time to time and the factors set forth in the charter of that committee, if any, as well as any other factors it deems appropriate, including without limitation the consistency of the candidate's experience with the goals of the committee and the interplay of the candidate's experience with the experience of other committee members.

          I. The Committee shall assist management in the preparation of the disclosure in the Company's annual proxy statement regarding the operations of the Committee.

          J. The Committee shall review and reassess the adequacy of this Charter and the Company's Corporate Governance Policies annually and recommend any proposed changes to the Board for approval.

          K. The Committee shall take such other action as authorized by the Board.

V.  ACCESS, AUTHORITY AND RELIANCE

     A. In carrying out its responsibilities, the Committee shall have access to all of the Company's books, records and Individuals.

     B. The Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms of special counsel or other experts or consultants, as it deems appropriate, without seeking approval of the Board or management. With respect to consultants or search firms used to identify director candidates, this authority shall be vested solely in the Committee.

     C. The Committee, and each member of the Committee in his or her capacity as such, shall be entitled to rely, in good faith, on information, opinions, reports or statements, or other information prepared or presented by (i) Individuals of the Company who the member reasonably believes to be reliable and competent in the matters presented, and (ii) counsel, public accountants or other persons as to matters which the member reasonably believes to be within the professional competence of such person.

VI.  CONFIDENTIALITY

     In order to facilitate the full development and examination of issues brought before the Committee and to encourage all Individuals to fully and frankly communicate with the Committee, all proceedings and records of the Committee shall be confidential, except as necessary to conduct appropriate investigations, invoke appropriate corrective action, and to the extent required by law or regulation or by a court of law.

                                                                       EXHIBIT A

PROCEDURE FOR SHAREHOLDER NOMINATIONS OF DIRECTORS

     1. No nominations for directors except those made by the Board shall be voted upon at a meeting of shareholders other than nominations made by any shareholder entitled to vote in the election of directors who gives written notice of such shareholder's intent to make such nomination or nominations, either by personal delivery or by United States mail, postage prepaid, to the secretary of the Bank:

          (a) with respect to an election to be held at an annual meeting of shareholders, not less than 60 days nor more than 90 days in advance of the anniversary of the date of the notice of meeting mailed to shareholders in connection with the previous year's annual meeting of shareholders; and

          (b) with respect to an election to be held at a special meeting of shareholders for the election of directors, not later than the close of business on the seventh day following the day on which notice of such meeting is first given to shareholders.

     2. Each such notice of a shareholder's intent to make such nomination or nominations shall set forth:

          (a) the name and address of the shareholder who intends to make the nomination or nominations and of the person or persons to be nominated;

          (b) a representation that the shareholder is a holder of record of stock of the Bank entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, and a statement of the number of shares owned by such shareholder, beneficially and of record;

          (c) a description of any arrangement or understanding (written or verbal, express or implied) (i) between such shareholder and each nominee,
     (ii) between such shareholder and any other person or persons (such notice to include the names of such other person or persons) and (iii) to the extent known by such shareholder, between each nominee and any other person or persons (such notice to include the names of such other person or persons), pursuant to which the nomination or nominations is or are to be made by the shareholder or relating to such nomination (for purposes of this Section the term "shareholder" shall be deemed to include any person on whose behalf the shareholder is acting);

          (d) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the nominee been nominated or intended to be nominated by the Board;

          (e) the written consent of each nominee to serve as a director of the Bank if elected; and

          (f) the written certification of each nominee (with other documents or information supporting such certification) that the nominee is qualified to be a director of the Bank pursuant to the qualification requirements established by the Board or the Corporate Governance Policies of the Bank (such qualification requirements to be made available to a shareholder upon written request for the purpose of complying with this provision).

     The presiding officer of any meeting of the shareholders may refuse to acknowledge the nomination of any person if not made in compliance with these requirements. Ballots bearing the names of all the persons so nominated by the board and by shareholders shall be provided for use at the meeting.

     3. No shareholder nomination for director shall be acknowledged at a meeting of shareholders unless the shareholder who gave written notice of his or her intent to make such nomination is present in person or by proxy at such meeting and makes the nomination.

PROCEDURE FOR SHAREHOLDER PROPOSALS

     1. Any shareholder may make a proposal to be acted upon at an annual meeting of shareholders, provided that any such proposal by a shareholder is made in writing and delivered either by personal delivery or by United States mail, postage prepaid, to the secretary of the Bank not less than 60 days nor more than 90 days in advance of the anniversary of the date of the notice of meeting mailed to shareholders in connection with the previous year's annual meeting of shareholders.

     Each such shareholder proposal must set forth:

          (a) the name and address of the shareholder making the proposal;

          (b) a representation that the shareholder is a holder of record of stock of the Bank entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to move such proposal;

          (c) a brief description of the proposal to be made; and

          (d) a description of any material interest (other than proportionally as a shareholder) of such shareholder in such proposal.

     2. Any such proposal may be deemed out of order and need not be discussed, considered, acted or voted upon or laid over for action at any meeting of shareholders if the Chief Executive Officer (or such other officer of the Bank who shall preside at the relevant meeting of shareholders) determines that such proposal was not delivered in compliance with these guidelines or that such proposal deals or relates to:

          (a) any action or matter that, if taken or effectuated by the Bank, would be in violation of, or contrary to, any applicable law or regulation or would result in a breach or violation by the Bank of any contractual obligation;

          (b) any action or matter that is impossible or beyond the Bank's power to take or effectuate;

          (c) any action or matter that is not a proper subject for action by the shareholders of the Bank;

          (d) any action or matter involving or relating to the conduct of the ordinary business of the Bank;

          (e) any action or matter that is substantially duplicative of, or counter to, any business or proposal that is to be considered at such meeting of shareholders;

          (f) any action or matter that has been rendered moot; or

          (g) the redress of a personal claim or grievance against the Bank or any other person or entity, or any action or matter that is designated to result in a benefit to the shareholder or to further a personal interest, which benefit or interest is not shared with the other shareholders of the Bank at large.

     3. No more than two proposals from any shareholder or group of shareholders acting as such may be discussed, considered, acted or voted upon or laid over for action at any annual or other meeting of shareholders.

     4. No proposal from a shareholder shall be discussed, considered, acted or voted upon or laid over for action at an annual or other meeting of shareholders unless such shareholder is present in person or by proxy at such annual or other meeting of shareholders.

                        THE TRUST COMPANY OF NEW JERSEY

                      2004 ANNUAL MEETING OF SHAREHOLDERS

                      WEDNESDAY, APRIL 28, 2004, 1:30 P.M.

                YOU ARE CORDIALLY INVITED TO JOIN US FOR LUNCH,

                       PRECEDING THE MEETING, AT 12 NOON

DIRECTIONS TO
Sheraton Newark Airport Hotel
128 Frontage Road, Newark, New Jersey 07114

FROM NORTH
Take Route 1 or 9 South and watch for Airport sign. Take Frontage Road at immediate right. From New Jersey Turnpike South take exit 14 to the 2nd right marked Frontage Road. From Garden State Parkway go south to exit 140 to Route 22 East to Route 1 and 9 North, take the Frontage Road exit and follow the ramp.

FROM SOUTH
From Route 1 or 9 North to the Frontage Road exit and follow ramp to hotel. From New Jersey Turnpike going north take exit 14 to 2nd right marked Frontage Road. From Garden State Parkway go north to Exit 142 to I-78, and take Exit 58-B Frontage Road exit.

FROM WEST
From I-78 take Exit 58-B Frontage Road exit. Stay on Frontage Road. The hotel will be on the right.

PROXY                THE TRUST COMPANY OF NEW JERSEY
 THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF THE TRUST COMPANY OF NEW
                                     JERSEY

    The undersigned appoints Alan J. Wilzig and Lawrence R. Codey, and each of them, attorneys and proxies, with power of substitution in each of them, to vote for and on behalf of the undersigned all the shares of stock of The Trust Company of New Jersey held of record by the undersigned on March 10, 2004 at the Annual Meeting of Shareholders to be held on April 28, 2004, and at any adjournments or postponements thereof, upon matters properly coming before the annual meeting, as set forth in the Notice of 2004 Annual Meeting of Shareholders and Proxy Statement, both of which have been received by the undersigned. Without otherwise limiting the general authorization given hereby, said attorneys and proxies are instructed to vote as follows:

[X] PLEASE MARK VOTES AS IN THIS EXAMPLE

(1) ELECTION OF DIRECTORS.

    [ ]   FOR all of the nominees listed below               [ ]   WITHHOLD AUTHORITY
          (except as indicated to the contrary below)              (to vote for election of directors)

    The nominees are: Alan J. Wilzig, Donald R. Brenner, Lawrence R. Codey,
                      Richard W. Kanter, Martin J. Kaplitt, Mark Kutsher, Abraham Oster, Jerome Quint and Marion Wiesel.

    (Instruction: To withhold authority to vote for any individual nominee, write that nominee's name in the space provided below.)

--------------------------------------------------------------------------------

(2) Upon all such other matters as may properly come before the annual meeting and/or any adjournments or postponements thereof, as the proxies in their discretion may determine. The Board of Directors is not aware of any such matter.

    Any proxies heretofore given for the annual meeting are hereby revoked.

    IMPORTANT: PLEASE CHECK THE BOXES ABOVE, DATE AND SIGN ON THE REVERSE SIDE
               AND PROMPTLY RETURN IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED.
                                                     (continued on reverse side)

(Continued from other side)

    UNLESS OTHERWISE SPECIFIED IN THE SPACES OR SQUARES PROVIDED ON THE REVERSE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE DIRECTOR NOMINEES NAMED IN THIS PROXY CARD, OR IF ANY ONE OR MORE OF THE NOMINEES BECOMES UNAVAILABLE, FOR ANOTHER NOMINEE OR OTHER NOMINEES TO BE SELECTED BY THE BOARD OF DIRECTORS.

                                    Dated:                                     , 2004
                                            ----------------------------

                                    --------------------------------------------
                                    Signature

                                    --------------------------------------------
                                    (Signature if held jointly)

                                    Please sign exactly as your name appears hereon.
                                    Give full title if an Attorney, Executor,
                                    Administrator, Trustee, Guardian, etc. If a
                                    corporation, please sign in full corporate name
                                    by President or other authorized officer. If a
                                    partnership, please sign in full partnership name
                                    by authorized person. For an account in the name
                                    of two or more persons, each should sign, or if
                                    only one signs, he should attach evidence of his
                                    authority.

This filing contains forward-looking statements regarding North Fork Bancorporation, Inc.'s ("North Fork") acquisition of The Trust Company of New Jersey ("Trustcompany"). These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) estimated cost savings from the acquisition cannot be fully realized within the expected time frame; (2) revenues following the acquisition are lower than expected; (3) competitive pressure among depository institutions increases significantly; (4) costs or difficulties related to the integration of the businesses of North Fork and Trustcompany are greater than expected; (5) changes in the interest rate environment reduce interest margins; (6) general economic conditions, either nationally or in the markets in which North Fork will be doing business, are less favorable than expected; (7) legislation or changes in regulatory requirements adversely affect the businesses in which North Fork would be engaged or (8) factors occur which result in a condition to the transaction not being met.

North Fork has filed with the Securities and Exchange Commission (the "SEC") a registration statement and other relevant materials in connection with the proposed merger (the "Merger"). The registration statement contains a proxy statement/prospectus to be distributed to the stockholders of Trustcompany in connection with their vote on the Merger. A definitive registration statement, including a definitive proxy statement/prospectus, will be filed with the Securities and Exchange Commission at a later date. Investors and security holders are urged to read the registration statement (including the proxy statement/prospectus) and the other relevant materials because they will contain important information about North Fork, Trustcompany and the Merger.

The registration statement (including the proxy statement/prospectus) and other relevant materials, and any other documents filed by North Fork with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. The proxy statement/prospectus and other relevant materials, and any other documents filed by Trustcompany with the Federal Deposit Insurance Corporation (the "FDIC"), may be obtained at the FDIC, Registration and Disclosure Division, 550 17th Street N.W., Room F-643, Washington, D.C. 20429. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by North Fork by contacting the Corporate Secretary, North Fork Bancorporation, Inc., 275 Broadhollow Road, Melville, New York 11747, telephone: 631-844-1252 or by visiting North Fork's website at www.northforkbank.com. Investors and security holders may obtain free copies of the documents filed with the FDIC by Trustcompany by contacting The Trust Company of New Jersey, Investor Relations, 35 Journal Square, Jersey City, New Jersey 07306, telephone: 201-420-4946.

Trustcompany and certain of its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Trustcompany in favor of the Merger. Information about the interests of Trustcompany's executive officers and directors in Trustcompany is set forth in the proxy statement for Trustcompany's 2004 Annual Meeting of Stockholders, which was filed with the FDIC on March 31, 2004. In addition to those interests, Alan J. Wilzig, the Chairman, President and Chief Executive Officer of Trustcompany, will become a director of North Fork following the Merger and will enter into an employment agreement and change of control agreement with North Fork. If and to the extent that Mr. Wilzig will receive any additional benefits in connection with the Merger that are unknown as of the date of this filing, the details of such benefits will be described in the proxy statement/prospectus to be distributed to Trustcompany stockholders. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Wilzig and Trustcompany's other executive officers and directors in the Merger by reading the proxy statement/prospectus.